FOR IMMEDIATE RELEASE	July 19, 2017

MICROMEM PROVIDES GENERAL UPDATE

Toronto, Ontario and New York, New York, July 19, 2017 – Micromem Technologies Inc. (CSE = MRM) (OTC QB – MMTIF (“Micromem”) (“the Company”) provides the following update:

The Company has been made aware of certain information (“Information”) which has been distributed by an outside source (s) to an estimated 300 or more individuals including Micromem shareholders. This distribution contains false and misleading statements and may be construed as defamatory. The Company is now assessing whether any insider information has been shared, disclosed or released in the dissemination of the Information.

The Company provides the following additional commentary at this date:

1.

It confirms that the financial statements and MD&A disclosures filed on June 28th, 2017 for the quarter ended April 30, 2017 fairly present the status and the financial position of the Company as of that filing date. All subsequent material events since that date are as reported in our subsequent press releases.

2.

In the Information that was circulated, we note a comment that one of our directors is owed $900,000 by the Company, this statement is incorrect. This director was a subcontractor for a period of several years beginning in 2013. The director invoiced in excess of US $3 million for services provided as a subcontractor through 2015 and was fully paid for these services by the Company.

The President of the Company’s wholly owned subsidiary, MAST Inc, who is also a director of the Company, was, throughout this period, the direct supervisor of this subcontractor and approved these charges.

The President of MAST Inc. ultimately decided to stop utilizing the services of this subcontractor to the Company thereafter. He approved charges totaling approximately $167,000 as the remaining balance owing to this subcontractor and that amount has been recorded in the Company’s accounts as owing to this subcontractor since the 2015 fiscal year. The Company has made multiple attempts to resolve this balance owing including a request that the subcontractor return capital assets purchased by the Company that remain in the subcontractor’s possession and that a current audit of those charges be conducted by the Company’s CFO, directly with the subcontractor .To date, the subcontractor has not responded to these requests by the Company nor has he returned the assets.

3.

At this date, all invoices submitted to the Company by subcontractors engaged to work on the Company’s projects – generally described in our disclosures as the inter well tracer project and the wear metal detection project - are fully paid by the Company.

The Company is in current discussions with the end user customers/partners for these projects pertaining to the go-forward development path and timetable for completion of the next phases of work. Our customers and our subcontractors, who are completing this work, have indicated their willingness to work together with the Company going forward.

4.	The independent directors of the Company continue to evaluate on an ongoing basis the performance of all of the officers of the Company.

About Micromem and MASTInc

MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC QB: MMTIF, CSE: MRM) company. MASTInc analyzes specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for oil & gas, utilities, automotive, healthcare, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing: NASD OTC-QB - Symbol: MMTIF
               CSE - Symbol: MRM
Shares issued: 207,161,078
SEC File No: 0-26005
Investor Contact: info@micromeminc.com; Tel. 416-364-2023
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